PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS RECORD FIRST QUARTER PROFIT

MONTREAL, April 1, 2004 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the first quarter ended February 28, 2004. This was the 25th consecutive profitable quarter for the Company. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	February 28, 2004	March 1, 2003	Change

Net sales	$147,429	$112,773	$34,656	30.7%
Gross margin	25.6%	20.2%	5.4%	26.8%
Net income	$7,036	$1,628	$5,408	332.2%
Basic & diluted income per share	$0.73	$0.17	$0.56	329.4%
Tons sold	228,907	193,079	35,828	18.6%
Tons processed	207,604	216,572	(8,968)	-4.1%
	436,511	409,651	26,860	6.6%

FIRST QUARTER RESULTS

Sales for the first quarter increased by $34.6 million, or 30.7%, to $147.4 million from $112.8 million for the same period in 2003.

Tons sold and processed in the first quarter of 2004 increased by 26,860 tons, or 6.6%, to 436,511 tons from 409,651 tons in the first quarter of 2003.

The gross margin for the first quarter 2004 increased to 25.6% from 20.2% for the same period in 2003.

Net income for the first quarter increased by $5.4 million, or 332.2%, to $7.0 million, or $0.73 per share, versus $1.6 million, or $0.17 per share, for the same period in 2003.

OPERATIONS

Sales and profit represented a record for the first quarter. The period was highlighted by tightening supply, strong demand, price increases and surcharges introduced by all the North American steelmakers. Due to limited exposure to the automotive industry, the Company's overall performance has benefited from favourable conditions in the spot market.

The Company has commenced slitting operations with its new state-of-the-art ½ inch slitting line at its newly completed facility and head office in Montreal. Management expects the new line to significantly improve productivity and to reduce inter-company transportation costs.

OUTLOOK

Looking forward to the second quarter, the Company expects demand for its products to be strong due to seasonal factors and to the continuing recovery of the manufacturing sector. Furthermore, the net effect of higher steel prices should have a positive impact on the Company's future performance.

Management believes the potential for a significant decrease in the base price of steel is becoming more unlikely. Currently there is limited steel in the supply chain, unlike in the year 2002, and demand appears to be more robust and sustainable due to global factors. Steel supply remains extremely challenging and imports will not be a factor through the second quarter. Reports of limited import offerings for the third quarter have been at prices that do not undercut domestic mills, which should set a floor price for the last half of the year.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455.

Visit us at www.novamerican.com.

Conference call: Friday April 2, 2004 at 9:00 a.m. Please call 514-368-6455 for details.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended
	February 28,	March 1,
	2004	2003
	$	$
Net sales	147,429	112,773
Cost of sales	109,699	90,013
Gross margin	37,730	22,760

Operating expenses
Plant	10,373	8,267
Delivery	4,689	3,863
Selling	3,156	2,833
Administrative and general	7,689	4,816
	25,907	19,779
Operating income	11,823	2,981

Interest expense	1,311	1,284
Share in income of joint ventures	(85)	(147)
	1,226	1,137
Income before income taxes	10,597	1,844
Income taxes	3,561	216
Net income	7,036	1,628

Basic and diluted earnings per share	$0.73	$0.17

Weighted average number of shares outstanding	9,700,000	9,700,000

Comprehensive income
Net income	7,036	1,628
Changes in cumulative translation adjustment	(2,366)	3,085
Change in unrealized loss on interest rate swap, net of deferred taxes	(33)	(176)
	4,637	4,537

Tons sold	228,907	193,079
Tons processed	207,604	216,572
	436,511	409,651

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)
				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income (Loss)	Equity
		$	$	$	$
Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715
Net income			7,036		7,036
Changes in cumulative translation adjustment				(2,366)	(2,366)
Change in unrealized loss on interest rate swap,
net of deferred taxes	-	-	-	(33)	(33)
Balance at February 28, 2004	9,700,000	28,404	118,907	3,041	150,352

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)	Three months ended
	February 28,	March 1,
	2004	2003
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7,036	1,628
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	1,982	1,645
Share in income of joint ventures	(85)	(147)
Deferred income taxes	(54)	(307)
Loss (gain) on disposal of property, plant and equipment	467	(4)
Changes in working capital items
Accounts receivable	(14,240)	(70)
Income taxes receivable	595	(1,230)
Inventories	(18,060)	(4,491)
Prepaid expenses and other	(1,011)	(1,382)
Accounts payable and accrued liabilities	4,902	(3,807)
Income taxes payable	809	(3,780)
Net cash used for operating activities	(17,659)	(11,945)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	(161)	(2,278)
Distribution from a joint venture	259	-
Additions to property, plant and equipment	(2,066)	(2,338)
Proceeds from disposal of property, plant and equipment	2,392	4
Other assets	(49)	(2)
Net cash from (used for) investing activities	375	(4,614)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(1,317)	13,428
Proceeds from long-term debt	13,068	1,292
Repayment on long-term debt	(2,703)	(1,770)
Net cash from financing activities	9,048	12,950

Effect of exchange rate changes on cash and cash equivalents	(132)	193
Net decrease in cash and cash equivalents	(8,368)	(3,416)
Cash and cash equivalents, beginning of period	11,265	7,590
Cash and cash equivalents, end of period	2,897	4,174

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	828	1,385
Income taxes paid	2,152	4,117

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	February 28,	March 1,	November 29,
	2004	2003	2003
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	2,897	4,174	11,265
Accounts receivable	94,386	69,989	81,991
Income taxes receivable	-	1,196	595
Inventories	109,026	94,709	92,876
Prepaid expenses and other	2,317	2,183	1,326
Deferred income taxes	1,513	1,167	1,656
	210,139	173,418	189,709
Investments in joint ventures	3,183	11,598	3,356
Property, plant and equipment	101,461	83,945	105,510
Goodwill, net of accumulated amortization	12,791	12,629	12,629
Other assets	1,367	1,651	1,452
	328,941	283,241	312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	7,921	7,637	7,109
Bank indebtedness	16,973	17,605	18,863
Accounts payable and accrued liabilities	78,740	59,651	75,631
Income taxes payable	785	-	-
	104,419	84,893	101,603
Long-term debt	59,642	62,111	50,553
Fair value of interest rate swap	1,873	2,682	1,812
Deferred income taxes	12,655	9,151	12,973
	178,589	158,837	166,941

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	118,907	100,417	111,871
Accumulated other comprehensive income (loss)	3,041	(4,417)	5,440
	150,352	124,404	145,715
	328,941	283,241	312,656